As filed with the Securities and Exchange Commission on November 30, 2004.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

   In the Matter of                                              CERTIFICATE
 Cinergy Corp., et al.                                                OF
   File No. 70-9577                                              NOTIFICATION

Public Utility Holding Company Act of 1935
         ("PUHCA" or "Act")


         Cinergy Corp., a Delaware corporation and registered holding company ("Cinergy"), hereby submits the following pursuant to rule 24 under the Act and the Commission's orders dated June 23, 2000 and May 18, 2001 in the above docket, HCAR Nos. 27190 and 27400 (the "Cinergy Financing Orders"). This certificate reports activity for the calendar quarter ended September 30, 2004.

         Any capitalized terms used herein but not defined herein have the respective meanings given in the Cinergy Financing Orders.

1. Pursuant to the "EWG/FUCO Projects Limit" prescribed in the Cinergy Financing Orders, Cinergy's "aggregate investment" (as used in rule 53(a) under PUHCA) may not exceed the sum of (1) an amount equal to 100% of Cinergy's "consolidated retained earnings" (as used in rule 53(a) under PUHCA), plus (2) $2,000,000,000, excluding any investments subject to the Restructuring Limit. At September 30, 2004, (a) Cinergy had "consolidated retained earnings" of $1,554 million and therefore a EWG/FUCO Projects Limit of $3,554 million; (b) Cinergy's "aggregate investment" pursuant to the EWG/FUCO Projects Limit was approximately $852 million; and (c) accordingly, Cinergy's remaining investment capacity under the EWG/FUCO Projects Limit was approximately $2,702 million.

2. At September 30, 2004, consolidated debt, cumulative preferred stock, and common stock equity comprised approximately 58.2%, 0.7%, and 41.1%, respectively, of Cinergy's consolidated capitalization. (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules.)

3.            At September 30, 2004, Cinergy's market-to-book ratio was 190%.

4. The Cinergy Financing Orders reserved jurisdiction over the ability of Cinergy to make investments under the Restructuring Limit. Accordingly, there is no activity to report with respect thereto.

5. For the quarter ended September 30, 2004, Cinergy issued $31.8 million of common stock and had a net increase of $645 million in notes payable and other short-term obligations; Cinergy issued no new long-term debt securities. In September 2004, Cinergy repaid at maturity $500 million principal amount of its 6.25% debentures. At September 30, 2004, Cinergy's unconsolidated total capitalization (excluding retained earnings and accumulated other comprehensive income) was approximately $3.7 billion, a net increase of $1.7 billion over Cinergy's unconsolidated total capitalization at December 31, 1999, the benchmark used in the Cinergy Financing Orders, in which the Commission authorized Cinergy to increase its unconsolidated total capitalization by $5 billion. Guarantees issued by Cinergy and outstanding at September 30, 2004 totaled $705 million, leaving remaining Cinergy guarantee authority under the Cinergy Financing Orders of approximately $1,295 million. Finally, Cinergy affirms that it has met the applicable terms and conditions as specified in
              Section II of the Cinergy Financing Orders.

6. Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Cinergy is concurrently filing in paper format as Exhibit A, certain information concerning new investments for the quarter ended September 30, 2004, including the aggregate investment by EWG/FUCO Project and growth in retained earnings, along with the year to date September 30, 2004 net income and revenues of Cinergy's EWG/FUCO Projects.





                                 S I G N A T U R E

         Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  November 30, 2004

                                                    CINERGY CORP.


                                                  By:  /s/Wendy L. Aumiller
                                                       Wendy L. Aumiller
                                                       Treasurer